# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Oatly Group AB, CIK 0001843586
CUSIP: 67421J207
Title of class of securities: Ordinary Shares, par value $0.00018 per share
Address of issuer's principal executive offices: Angfarjekajen 8, Malmo, Sweden (V7), 211 19
Date of event which requires filing of this statement: 08/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052525

## Reporting persons
- Platin S.a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,400,000; sole dispositive power 0; shared dispositive power 55,400,000; aggregate amount beneficially owned 55,400,000 (9.1% of the class)
  Comment: Percent of Ordinary Shares beneficially owned is based on 606,215,420 shares of Oatly Group AB's (the "Company") Ordinary Shares, par value $0.00018 per share, outstanding as of June 30, 2025, as reported in the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on July 23, 2025.
- Olivier Goudet: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 55,400,000; sole dispositive power 0; shared dispositive power 55,400,000; aggregate amount beneficially owned 55,400,000 (9.1% of the class)
  Comment: Percent of Ordinary Shares beneficially owned is based on 606,215,420 Ordinary Shares outstanding as of June 30, 2025, as reported in the Company's Current Report on Form 6-K filed with the SEC on July 23, 2025.

## Item 1. Issuer
Name of issuer: Oatly Group AB
Address of issuer's principal executive offices: Angfarjekajen 8, Malmo, Sweden 211 19

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by Platin S.a r.l., a private limited liability company incorporated under the laws of Luxembourg ("Platin"), with respect to the Ordinary Shares, par value $0.00018 per share ("Ordinary Shares"), of Oatly Group AB (the "Company") represented by American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Select Market under the symbol "OTLY." Platin is majority owned and controlled by Olivier Goudet (together with Platin, the "Reporting Persons").

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP Number 67421J207 has been assigned to the ADSs. Each ADS represents 20 Ordinary Shares.
Address of principal business office or, if none, residence: 40 avenue Monterey, L-2163 Luxembourg
Citizenship: Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Platin beneficially owns 55,400,000 Ordinary Shares. Mr. Goudet may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Platin the power to vote or dispose, or to direct the voting or disposition of, the 55,400,000 Ordinary Shares beneficially owned by Platin. Therefore, for the purpose of Rule 13d-3, each of such Reporting Persons may be deemed to be the beneficial owners of an aggregate of 55,400,000 Ordinary Shares.
Percent of class: The Reporting Persons beneficially own 9.1% percent of the outstanding Ordinary Shares based on 606,215,420 Ordinary Shares outstanding as of June 30, 2025, as reported in the Company's Current Report on Form 6-K filed with the SEC on July 23, 2025.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 55,400,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 55,400,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Platin S.a r.l.: /s/ Jonathan Norman, Jonathan Norman (09/02/2025)
- Olivier Goudet: /s/ Olivier Goudet, Olivier Goudet (09/02/2025)